UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number:   0-17164

Mamma.com Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [    ]        No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

PRESS RELEASE – EARNINGS CONFERENCE CALL

On March 10, 2006 the registrant announced its financial results for the fourth quarter and year ended December 31, 2005, and certain other information. A copy of the registrant’s press release announcing these financial results and certain other information is attached hereto as Exhibit 99.1.

The registrant hosted its fourth quarter 2005 earnings conference call on March 13, 2006, during which the registrant presented information regarding its earnings for the fourth quarter and year ended December 31, 2005, together with certain other information. The registrant hereby furnishes a script of the fourth quarter 2005 earnings conference call as Exhibit 99.2 to this report.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMA.COM INC. (Registrant)
Date: March 14, 2006	By: /s/ Guy Fauré

(Signature) Guy Fauré, President and Chief Executive Officer

* Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 10, 2006
99.2	Earnings Conference Call Script dated March 13, 2006